Filed by The NASDAQ OMX Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Excerpts from NASDAQ OMX Group, Inc. Q1 2011 Earnings Call held April 20, 2011.

PARTICIPANTS

Corporate Participants

Vincent Palmiere – Head-Investor Relations

Robert Greifeld – Chief Executive Officer

Ronald Hassen – Interim CFO, CAO, SVP & Controller

Edward S. Knight – Chief Regulatory Officer, EVP & General Counsel

Eric W. Noll – Executive Vice President-Transaction Services

Other Participants

Howard H. Chen – Research Analyst, Credit Suisse (United States)

Richard H. Repetto – Principal, Sandler O’Neill & Partners

Patrick J. O’Shaughnessy CFA – Research Associate, Raymond James & Associates

Alex Kramm – Analyst, UBS Securities LLC

Daniel F. Harris – Research Analyst, Goldman Sachs & Co.

Daniel T. Fannon – Senior Research Analyst, Jefferies & Co., Inc.

Roger A. Freeman – Research Analyst, Barclays Capital, Inc.

Christopher Harris CFA – Associate Analyst, Wells Fargo Advisors LLC

Matthew S. Heinz – Research Analyst, Stifel, Nicolaus & Co., Inc.

Michael Carrier – Research Analyst, Deutsche Bank Securities, Inc.

Niamh Alexander – Research Analyst, Keefe, Bruyette & Woods, Inc.

Brian B. Bedell – Managing Director, International Strategy & Investment, Inc.

Jonathan Casteleyn – Senior Research Analyst, Susquehanna Financial Group LLP

Rob C. Rutschow – Research Analyst, Credit Agricole Securities (USA), Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen and welcome to the NASDAQ OMX First Quarter 2011 Results Conference Call. At this time, all participants are in listen-only mode. Later, we will conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] As a reminder, today’s conference call is being recorded.

I’d now like to turn the conference over to your host, Mr. Vince Palmiere, Vice President of Investor Relations. Please go ahead.

Vincent Palmiere, Head-Investor Relations

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Before I turn the call over to Bob, I would like to remind you that certain statements in our prepared presentation and during the subsequent Q&A period may relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These actual results may differ materially from those projected in these forward-looking statements. Information containing factors that could cause actual results to differ from our forward-looking statements is contained in our press release and in our periodic reports filed with the SEC and with that I’ll turn the call over to Bob.

Robert Greifeld, Chief Executive Officer

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In summary, results for the quarter were very impressive as strong revenue growth across all our businesses drove earnings higher. As we pursue our joint proposal for NYSE Euronext, we must not become distracted from achieving many of the strategic objectives that we committed to in 2011. Our goal remains to lever our innovative culture to drive growth and we will achieve these goals by ensuring that our team remains focused on the task at hand.

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Before I turn the call over to Ron, I do want to spend a few minutes obviously talking about the bid for NYSE Euronext. Now, when we step back and look at this quarter, we see that this quarter continues a long line of successful quarters and I believe it is worthwhile to gain some perspective from our performance over the four years of four quarters and how that informs our thinking with respect to the bid.

Since our achievement of $0.33 per share in the first quarter of 2007, our income has grown 84.8%. Our peers in this space with the exception of ICE had a high watermark for earnings in the first quarter of 2008. And we see that over the four-year period of time, through the end of the fourth quarter of 2010, our peers had for example an earnings increase of 12% over that period of time at CME. Deutsche Boerse declined by 16%, NYSE declined by 23% and ICE increased by 69%.

During this difficult and exciting period of time, our revenues were essentially flat while NYSE’s revenues declined 9% and Deutsche Boerse declined by 10%. An easy conclusion is that a well-managed cash equity and equity derivatives franchise can perform well on an absolute basis. It can also perform well versus derivative exchanges on a relative basis.

An argument is made that the derivatives market will improve as the interest rate environment changes. While that is probably true, it is also important to note that the interest rate environment changes because the economy has improved and if the economy has improved, investors and entrepreneurs are more involved with the stock market and our performance will improve and it will improve dramatically as we lever our fixed cost scalable platforms.

We believe the cash equities is the original and the most important derivative product. Cash equities is a derivative of the economy of the market that it serves and its success over the medium and the long-term will be a multiplier of GDP growth in the region. The recognition of these facts obviously underpins our actions in pursuing with our partner ICE a transaction with NYSE Euronext.

This transaction will have the unique ability to create the world’s leading cash equity marketplace. It will be the undisputed leader. It will be the first and most comprehensive pan-European market with market centers in Paris, Stockholm, Copenhagen, Helsinki, Oslo, Brussels, Lisbon,

Amsterdam, Tallinn, Riga, and Vilnius. So clearly it will also create a national champion, a U.S. national champion and collectively the cash equity franchise will represent the preferred destination pre-listing for entrepreneurs and enterprises from all corners of the globe. Promises of future strategic value are typically the last refuge when the facts are difficult to come by. They are nebulous and hard to prove or disprove. Our view of our proposed transaction is that we will deliver hard promises of accretion to our investors in a very short period of time and we stand on a track record over the past four years, the past eight years to deliver hard quantifiable strategic returns over the medium and long term.

Now, as we said before, this proposed transaction is a result of the outstanding execution of our business plan. It gives us the ability to consider this transaction. This is an opportunistic business decision that we remain committed to seeing through and one that is consistent with our long steady goal of leveraging massive scale against extreme efficiency. We’ve demonstrated before that we can deliver values to shareholders through this type of transaction and we are certain we can do so again.

We have great respect for the members of the Board of Directors at NYSE, Duncan, the management team and the NYSE organization. We are uninvited but we will continue to strive to enter into friendly discussions and hopefully have the opportunity to discuss how our transaction is best for investors over the short and the medium term.

We are committed to pursuing our bid to the end state and Jeff and I, ICE and NASDAQ, will consider all options available to us in this effort. It is fundamental to note that while management receives the bulk of the attention during this process, we, as a management team of public companies, are performing in the agency function. I work for the Board of Directors and our shareholders, 25% of our shareholders which is represented on our Board and the NASDAQ OMX shareholders support us in this effort and at the end of the day, the agents will step back and the principals, the shareholders will make the final decision. In the meantime, we will keep executing on our business plan and focus as we always have on operational excellence. So thank you and I’ll turn the call over to Ron.

Ronald Hassen, Interim CFO, CAO, SVP & Controller

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Vincent Palmiere, Head-Investor Relations

Thanks, Ron. And operator, we’re ready to take some questions.

QUESTION AND ANSWER SECTION

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<Q – Howard Chen – Credit Suisse (United States)>: Good. So, it’s been a few weeks obviously since the initial bid. You’ve spoken – been on the road with a lot of shareholders, regulators, your customers, just what are you hearing from each of those constituents that’s making you more confident to keep going down the path?

<A – Robert Greifeld – Chief Executive Officer>: The first, I have to say, Howard is, I thought you’d ask about the quarter, right, $0.61, record quarter.

<Q – Howard Chen – Credit Suisse (United States)>: That’s my next question.

<A – Robert Greifeld – Chief Executive Officer>: All right, good. I’m hoping to get a couple of questions on the quarter. It was a lot of hard work. It’s not exactly great times out there, so $0.61 in that context we’re proud of. But in terms of what I said in my call, obviously, we first pay attention to what our shareholders are saying and it’s easier at 25% because they’re on the Board but it’s been really incredible the amount of support we’re getting from our shareholders. I think through the process, we picked up a couple of new traditional long-only shareholders. So, it’s been a good experience for us and we’re definitely getting the rah-rah to go forward.

With respect to talking to the NYSE or the Deutsche Boerse shareholders, clearly the NYSE shareholders love the optionality, love the fact that our bid is 20% higher and are also quite encouraging for us to pursue the bid. I have to say that with respect to what we put forward yesterday, that is probably a direct result to conversations with NYSE shareholders.

<Q – Howard Chen – Credit Suisse (United States)>: And regulators, customers, Bob?

<A – Robert Greifeld – Chief Executive Officer>: Well, we obviously have dealt with the regulators all across Europe and here in the U.S. The discussions are definitely pursuing, we’re definitely pursuing them. I would say with respect to the antitrust aspect of the regulation here in the states, it’s definitely one where they’re taking input. We’re providing with them reams of data. We’ve had a number of face-to-face meetings where we’re explaining exactly how our business operates. They are reaching out to customers in all segments of our business and I think what we’re most pleased about is the level of engagement, involvement and the sheer number of people from the DOJ who have been working with us.

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<Q – Richard Repetto – Sandler O’Neill & Partners>: Okay. I guess next on to the deal. The – your net debt improved by $190 million. So I guess my question is first how are you funding – in the whole presentation, throughout all the press I’ve seen over the last few weeks, I haven’t seen how the breakup deal is funded? Could you explain that? And then the second part of the question is, you came up with the reverse termination fee and you picked a pretty I guess appropriate $350 million but why was it – did you – would you consider higher or why wouldn’t you consider higher because certainly some could say, hey that’s just going to fund the breakup fee that if the deal didn’t fall through, someone would have to pay the Deutsche Boerse.

<A – Robert Greifeld – Chief Executive Officer>: So, let me just try to level set on the concepts here. so with the break-up fee, so to the extent that we sign a merger agreement with NYSE, then there’s money owed to Deutsche Boerse and that’s the break-up fee and the round number is $350 million. Now we have that signed merger agreement and we go forward with the regulators and the DOJ comes back to us with remedies that we can’t agree to and we believe it’s better just to step away from the deal, and that would be the reverse break-up fee that we agreed to just yesterday. So they’re separate and discreet, they both come to us and ICE equally and something that we obviously had to think long and hard on.

With respect to the reverse break-up fee which we highlighted yesterday, two comments, one that is on a percentage basis in the range of the 80 deals we’ve studied going back to 2008. So it’s in line with norms and certainly when we look at the fact that we have a reverse breakup fee and the Deutsche Boerse NYSE deal does not, we have zero inclination to consider whether to make that larger or not. And so in the NYSE Deutsche Boerse deal, Deutsche Boerse has the ability to step away if they believe the regulatory remedy represents a substantial detriment and now if they did that, then there would be no consideration paid to NYSE and/or the shareholders. So our $350 million reverse breakup fee is clearly superior to no reverse breakup fee is what we’d say. Does that help, Rich?

<Q – Richard Repetto – Sandler O’Neill & Partners>: Yes, that does. And then the funding of the breakup fee, just the straight forward breakup fee to the Deutsche Boerse?

<A – Robert Greifeld – Chief Executive Officer>: Yeah, that was – certainly I want to make clear that that was not to be netted out of our original bid of 42.50. So it was inclusive of that. So 42.50 would be the value that we deliver to the NYSE shareholders and that was in our funding consideration.

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: Yeah, and also the break-up fee is part of our commitment with the banks and so they’re well aware of that, as part of our commitment.

<Q – Richard Repetto – Sandler O’Neill & Partners>: So it would come out of financing from.

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: Right.

<Q – Richard Repetto – Sandler O’Neill & Partners>: From the banks?

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: That’s right.

<A – Robert Greifeld – Chief Executive Officer>: Yes.

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: That was incorporated in that.

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<Q – Patrick O’Shaughnessy – Raymond James & Associates>: I’m doing well. You guys are keeping us busy. So my first question would be as far as the conversations that you’re having with regulators in the U.S., can you kind of give us a sense of what sort of timeline that you’re expecting to maybe try to get some of those issues resolved and at what levels with the Department of Justice that you’re having conversations right now?

<A – Robert Greifeld – Chief Executive Officer>: Yeah, it was a great quarter, Patrick, wasn’t it?

<Q – Patrick O’Shaughnessy – Raymond James & Associates>: It was a fantastic quarter, congratulations.

<A – Robert Greifeld – Chief Executive Officer>: I’m going to be very predictable today. I would say this and to clarify some of the press reports that came out on Friday, we met with the Department of Justice last week. We met with them physically again this week for a very long meeting and I would – my words would say that they are in input mode, and we are giving them a tremendous amount of data, a tremendous amount of information and we’re certainly impressed with their prior knowledge of this space and they’re obviously spending time coming up to the latest state of play and they’re asking us a lot of different insightful questions, which we’re scurrying around, answering back and the outreach to the customers is proceeding at pace. So, they control the timing. It’s completely in terms of their process. We are just obviously encouraged at this amount of time and effort put into it. Our experts who work with the agencies on a regular basis as their career, certainly see the input mode at this pace will slow down or slack six weeks from now. It’d be their guess. Again, this not a DOJ comment, it’s their guess. And, at that point then you can start having more of a two-way dialog.

<Q – Patrick O’Shaughnessy – Raymond James & Associates>: Thank you for that. And then getting back to this quarter, can you.

<A – Robert Greifeld – Chief Executive Officer>: Hold on one second.

<A – Edward Knight – Chief Regulatory Officer, EVP & General Counsel>: I just want to, this is on the Hart-Scott and on the antitrust issue, one, the Justice Department began a formal investigation on this around the time of our announcement. We are now though going to be filing under Hart-Scott which will give us more certainty around timing in terms of the waiting periods and the deadline that exists under the Hart-Scott statute. So, we’ll have the benefit of that.

<A – Robert Greifeld – Chief Executive Officer>: Well, that was good. When you’re getting interrupted by your General Counsel on an earnings call, you get concerned but…

And to clarify yes, so the DOJ has been working with us prior to the Hart-Scott and we’re grateful for that. As I said, it’s been intensive dialog and now we’ll have a formal filing and that formal filing will also be in various jurisdictions in Europe.

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<Q – Alex Kramm – UBS Securities LLC>: Hey, good morning, everyone. Just wanted to come back to some of the questions around feedback from NYX investors and in particular, I think on Friday you met with a lot of risk arb guys and our sense so far is that those guys aren’t really that involved yet, maybe a couple that have made it to the top 15 shareholder list or so. And maybe you can give us an update on that too of what you’re seeing, but any idea what it will take to get these guys more involved and do you have any goals in terms of how big you think that particular shareholder list needs to be, the risk arb guys, to put some real pressure on the NYX Board and into plans going forward? Thanks.

<A – Robert Greifeld – Chief Executive Officer>: Well, let me say this, I think first and foremost, we give a lot of credit to NYX Board. We obviously know some of those folks and you read the bios, they are people of, I think, great stature in their communities and it’s also an unique position to be on the Board of a company that develops and promulgates listing rules. You have a special responsibility to your shareholders. So we certainly remain optimistic that the NYSE Board will essentially do the right thing, evaluate our proposal and we are involved with what I call, friendly discussions with them and certainly from our point of view, as we look at the proposal that we’ve put forward yesterday and you look at each of the important metrics that you’d use to come up with your decision, we think we’re clearly superior in each and every way. And certainly when we have a reverse breakup fee and the other fellow does not, that speaks volumes there. So that’s our plan. As I said in my comments, we are pursuing a friendly approach in our expectation that that will be at some point in time properly received.

<Q – Alex Kramm – UBS Securities LLC>: Just coming back to my question then, no real goals when it comes to like the merger op crowd, like in terms of how big you’ll continue to be?

<A – Robert Greifeld – Chief Executive Officer>: We don’t think in those terms. We obviously have reached out and spoken to, I think, a wide variety of shareholders in NYX and we will continue to do that in the days and weeks to come. And I think the NYX shareholders want to know are we in this for the end-game and that cuts across all manner of shareholder. And I think that was a driving factor in what we put forward yesterday and I think it conclusively says okay, ICE and NASDAQ together are serious. We’re in this for the duration. And again, I want to highlight that this is not personal. This is our job as here agents for our shareholders to do. We have tremendous respect for what the Board, what Duncan and the management team have done there. It’s just our role here is to pursue this and we’ll pursue this to the end-game.

<Q – Alex Kramm – UBS Securities LLC>: Okay. Let me actually stay on the M&A just with one last question. Can you actually for us lay out the steps here in a little bit more detail? I mean it sounds like you kind of have contingency plans for basically another year. So, with the shareholder vote and the shareholder meeting in April for NYX, the vote may be in July, another shareholder meeting potentially next year in April depending on what happens. Can you kind of give us a little bit of your – the playbook that you have laid out and some of the contingencies depending on what happens next year?

<A – Robert Greifeld – Chief Executive Officer>: Okay. Certainly in our planning, and I won’t go into more detail than this, we have a scenario that takes us out into April 2012 and we are prepared to pursue a plan that would take us to April 2012. But I would say that we see that as a low probability and again I harken back to my comments is this NYSE organization is certainly keenly aware of shareholder rights. We, as listing organization, deal with these issues on a regular basis and we certainly took it upon ourselves based upon their rejections, said okay, what are their points that are valid. We obviously disagreed with the conclusion but what are their points that are valid and how can we respond to their points in a productive way. And again this isn’t the context to trying to make this into a friendly transaction. We are keenly aware that we’re uninvited but that has the ability to change. As we put things on the table that obviously are attractive to shareholders, they also will be attractive to the NYSE Board. And we certainly are interested to sit down and talk to them. We certainly believe this transaction will create the undisputed cash equity leading franchise on a global basis. It will be attractive to people from all corners of the planet.

And when you look at what Jeff has done with the derivatives franchise, Liffe coming together with just remarkable innovation and entrepreneurship is a powerful thing for shareholders and it’s important to recognize our bid is cash and stock. So, the stock component is real. People have to believe in what this will mean over the fullness of time. Now, you obviously have a philosophical difference with respect to an exchange supermarket versus focused exchanges. It’s our point of view that investors like pure plays. They can make their own allocation decisions and we certainly believe that the Liffe franchise is under the NYSE Euronext name, really in name only. It’s running on a different technology system. It has different segment reporting. And as Jeff and I spoke about this, we .realize how it was fundamentally separate from NYSE Euronext and when we look at the world, we certainly see the equities and equity options of one logical business grouping but fixed income derivatives and equities really don’t intertwine very much at all. I mean it’s fine enough to have it under one roof but there’s no synergistics, strategic value to do that and we certainly think Jeff together with Liffe will represent greater synergies and greater opportunities to develop more customers and more products for customers.

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<Q – Daniel Harris – Goldman Sachs & Co.>: In terms of the deal however, I was wondering if you can layout two specific things. First of all as you talk to investors, I would love to know what their feedback has been on the negative side, what are they concerned about? And second of all, as you discussed specifically the difference in price, what is their take on that versus what the Board of NYSE said?

<A – Robert Greifeld – Chief Executive Officer>: Well in terms of the concern, Daniel, it’s clearly one thing and one thing only and that is the antitrust concern. And, if we had the ability to deliver greater clarity or certainty to them on the antitrust issue, then this would be a very straight forward transaction for us to complete. I think the investors clearly understand the industrial logic, even with the NYSE Deutsche Boerse space, transaction, I mean, it’s not like cash equities is going away. In a real sense it’s a question of do you create a more powerful franchise by putting NYSE and NASDAQ together or do you make it more powerful by putting Frankfurt and NYSE together.

And I think the answer there is quite straight forward and the investors know ICE and Jeff’s track record and certainly see that under his stewardship, the Liffe asset could have a quite exciting future. So, it’s just entirely positive. It’s a question of the antitrust issue and they are excited by the fact that now we will be filing the HSR, that we have intensive meetings with them. We’re obviously not sugarcoating the issue and we are presenting our arguments of why we think this thing will be able to get approved by the DOJ and time will tell.

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<Q – Daniel Fannon – Jefferies & Co., Inc.>: Okay, and then I guess, on the M&A front, just looking at kind of various scenarios and in a scenario where Deutsche Boerse does adjust some component of their offer for NYX, are you guys in a position to make changes to your offer in terms of the financial terms without actually getting access to the books or do you need to get in there and get further due diligence to potentially make any further changes to your offer?

<A – Robert Greifeld – Chief Executive Officer>: Well, the first thing I’d say is that we have a lot of things on our to-do list these days. And when your bid is 20% higher than the competing bid, you actually don’t spend a lot of time thinking about how can you raise it that much more. I would make the general statement that clearly diligence is an opportunity for NYSE shareholders to allow us to put on the table an offer that’s fully reflective of the knowledge available to us. We did our best job knowing the businesses over the last number of years, but still there’s a fundamental difference between having diligence and not.

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<Q – Roger Freeman – Barclays Capital, Inc.>: We took care of him. So, just in terms of the finance elements, I don’t know if I missed any documents or files around that but are those on a rolling three months basis right now and does that have any impact on your ability to do a hostile?

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: It’s a fully committed financing for one year. So, it’s not a three month roll at all.

<Q – Roger Freeman – Barclays Capital, Inc.>: Okay, got it, okay. And then, I guess, Bob, how would you – one of the counter arguments that NYSE is making is that your synergy targets here would represent sort of 70% of non-synergizable costs or rather of synergizable costs when you take out the non-synergizable. Do you agree with that based on your external due diligence and if so, is that possible…

<A – Robert Greifeld – Chief Executive Officer>: I would say this, with every synergy number we have put forward in every deal, we have under-promised and over-delivered and this number fits within that context. I think our record speaks for itself.

<Q – Roger Freeman – Barclays Capital, Inc.>: Okay. And then just on the running clearinghouses in Europe relative to the debt level that you’d be taking on here, whether you are – if you were to slide in the non-investment grade territory, how do you view that as – any discussion with regulators at this point as to whether that becomes a bigger issue…

<A – Robert Greifeld – Chief Executive Officer>: Well, the first thing I would say is the offer that we have on the table has been carefully calibrated to ensure that we do maintain investment grade rating and we would be at a leverage ratio below three after 12 months. So, it’s clearly an investment grade company. The second factor is our Nordic clearing house is ring-fenced and it has an A rating and we obviously have that completely isolated ring-fenced and nothing to do with the parent.

<Q – Roger Freeman – Barclays Capital, Inc.>: Okay. And you feel good that the rating agencies can – well can assign a rating based on a 12-month out cash flow of you.

<A – Robert Greifeld – Chief Executive Officer>: That’s our expectation.

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<Q – Christopher Harris – Wells Fargo Advisors LLC>: Okay. And then one question real quick on the M&A, following up on your earlier comment about antitrust being top of mind of investors here, what really strategic options do you guys have outside of the reverse termination fee that you could maybe talk to, to kind of get regulators and investors comfortable about this deal meeting antitrust scrutiny?

<A – Robert Greifeld – Chief Executive Officer>: Well, one, the regulatory comment is different than investors in the beginning, at the end they come together. So, we are having very detailed discussions with the regulators. Certainly our view of the listing franchises – and our argument is centered around kind of four pillars and I won’t go into detail now but just very quickly when you look at the marketplace raising money as a very large market outside of the public market and once you get to the public market, then there are a multitude of global choices. One of the days we were down at the DOJ, the Glencore announcement was public, so that’s helpful. We have a Swiss company listing in Hong Kong and London. The second and probably at the end of day, the most important piece is the profound regulation that we have from the SEC. So, when you think about remedies that the DOJ might ask for, we live in that remedy world today with respect to the fact that we can’t change a price and a lot of times price changes have to go through public comment and review. So, traditional remedies, we agree to limit the pricing. So, well right now I don’t even have that power to change the pricing. So, the DOJ has to understand the fact that okay, we say we’re regulated but what does that really mean. It really came to a regulatory environment of the utility. Third is in our business again under SEC dictate, is there are essentially no barriers to entry, once you have an exchange license. Our listing rules in the post-Sarbanes-Oxley era are remarkably similar to NYSE’s listing rules. And as BATS comes live with their product, they’ll just copy ours. And what’s remarkable is that we’ve been endeavoring to get a quasi-venture market approved under BX and it’s been a two-year effort and hopefully soon we’ll get that approval. But once we have it, then BATS and Direct Edge or NYSE can file a (b)(3)(A) and make it immediately effective. So, in terms of normal competitive dynamics, it’s kind of upside down. You get a penalty for innovating, a financial penalty and you gain no time advantage.

And then in the construct of having these products be so defined, what ends up happening is you have a situation of what the economists will call non-essential competition. It’s competition but it’s not competition that DOJ economists worry about and have to protect, inform customers about. So, we certainly think that our Opening Bell ceremony is superior to theirs. We have a lot of loud music going as we open our bell and we have confetti and theirs – they’re on a balcony over a trading floor. We host our investor events and we can have a cool conference room and they have a conference room with a lot of wood and a vase if I recollect from Czar Nicholas. And so we compete room-to-room and bell-to-bell and it is competition but it’s not essential. So, that’s a broad outline of some of the things we’re talking to the DOJ about. So, we pursue the arguments and right now, we’re encouraged.

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<Q – Matthew Heinz – Stifel, Nicolaus & Co., Inc.>: Just curious to hear your thoughts on revenue dis-synergies and the assumptions that you’re making around your $90 million. I think that’s one of the issues or one of the areas that NYSE management has focused on saying that that number may actually be much larger when you assume some market share deterioration and other issues. Can you just comment on that a bit?

<A – Robert Greifeld – Chief Executive Officer>: Well one is, we put the $90 million number out there for credibility but to the extent that happens and there’s been some failure of the management teams’ plans we put in place. Now, we have obviously learned from our past experiences and when you look at what we did with INET, Brut and SuperMontage, we took the three matching engines and in the space phase of a year, we consolidated down to one. It was Pearl Harbor Day to Pearl Harbor Day, you folks who have followed us over the time, remember. So it was a wonderful technical success, and we kept it as one venue in the construct of the maxim that liquidity attracts liquidity and we found out soon enough that in a Reg-NMS world, a protected quote was the dominant way the market would operate.

As we went forward in time, yeah we acquired PHLX and we launched NOM before that and we said okay, let’s not make the same mistake again and we came out with two separate venues. And for those of us – those who follow us, again, if you remember the big concern with PHLX was the dealers were selling it to us and were they going to be committed to retain the order flow? And that was a legitimate concern and obviously we fast forward here, it’s worked out remarkably well where our market share went from call it 13% to 23% and NOM went from 0.1% or 0.2% to 5%. So we executed the separate venue strategy quite successfully.

Now in this transaction, we would do obviously the same separate venue strategy. We would consolidate down to one platform and the different venues would really be different instances in the same datacenter, really in the same rack but allow the customers to trade in the same fashion that they do now. So with INET, Brut, and Montage, we forced the consumers into a change which we learned from Philly.

And the very strong positive comments we’re getting from the consumers is when you look at the impact of Reg-NMS in competition, the explicit transaction rate has declined quite dramatically but the infrastructure cost of hooking to the various venues under Reg-NMS has also exploded. So the net savings is not really as high as you think. So in this transaction, our customers would be able to reduce their infrastructure costs quite dramatically and that would apply both on the data and the transaction side. So they’re certainly positive about that. So we reduced their cost.

And then what we have here is a tiered pricing plan and we would continue and probably accelerate the tiering, where our higher end consumers, higher volume consumers would trade essentially for free and to the extent they do that then we won’t be spending the $90 million. But it’s also important to recognize with our tiered pricing and this is an important concept, the incremental market share is more about pride and bragging rights than about economics. We certainly want the incremental volume. It’s important to us, and we do have pride in our market share numbers and they’re paying us something for it. But if you look at what Eric and the team have done over the last number of years is we have carefully calibrated our pricing to make sure we maximize our capture and didn’t have to chase after the last point of market share.

So, I’m saying one is we will chase after it. We’ll tier the pricing so that from our point of view it will be more about ego than other things. To the extent we lose some of the market share, we won’t be happy. It won’t affect the economics that strongly, but it’s also important to note that if we lose the market share, they would be going to a venue that would be certainly more expensive because our top tier would be certainly lower than anything they can get from another venue. So, that’s the outlines of the plan that we have.

<Q – Matthew Heinz – Stifel, Nicolaus & Co., Inc.>: I appreciate the detailed answer there. That’s very helpful. And then just one quick follow-up on the debt commitments. Now that you have the financing amendments in place, do you have any more clarity on what your funding costs might be and if you think it’s going to be kind of in line with what you see now or little bit higher or lower?

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: Well, it’s all going to be based upon what current market conditions are when we actually close the deal but what with some indication of pricing that we have right now, it’d be between LIBOR plus 200 to 225.

<Q – Matthew Heinz – Stifel, Nicolaus & Co., Inc.>: Okay. Thanks very much.

<A – Robert Greifeld – Chief Executive Officer>: And we’re obviously happy with that, right?

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: Oh, absolutely.

…

<Q – Michael Carrier – Deutsche Bank Securities, Inc.>: Okay, that’s fine. And then just one other question just on the expenses, so the range is unchanged, just want to understand like the $25 million in the non-recurring charges, just what that entails. And I guess the only reason I’m asking is when you go through mergers, that makes sense in terms of seeing like elevated non-

recurring items. I’m just trying to gauge how much of that is recurring versus non-recurring when we’re looking forward?

<A – Ronald Hassen – Interim CFO, CAO, SVP & Controller>: Yeah, I mean that $25 million increase were – I guess you used the term non-recurring here is really related to our bid with NYSE. We’re looking at M&A fees, commitment fees, legal fees, all associated with our bid. It’s strictly that $25 million. That’s what it represents.

…

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Hi. Thanks for taking my questions at this time. I’ll be quick. Dividends and I guess on the initial bid call, you’d hinted that post-NYSE, NASDAQ might even consider paying dividends. What about a NASDAQ standalone and, Bob, how is the Board’s attitude tempering maybe towards dividend even though you’re still continuing to post good growth?

<A – Robert Greifeld – Chief Executive Officer>: We don’t want to get into inter-scene Board politics here but I mean certainly certain Board members have a preference for dividends. And when you look at the amount of cash that we generate that clearly will be in our future. It’s a question of when not if. And can I get away with that as an answer, Niamh?

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: You can, thanks Bob. But then so even a NASDAQ standalone say, for example, if when a NASDAQ-New York combination were not to happen, then it’s still a when, not an if?

<A – Robert Greifeld – Chief Executive Officer>: Yes, that’s what I’m saying.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Okay, perfect. Thank you very much for confirming that one. And then just to harp on the deal, all the questions on the dollars are asked, but could you help me understand – I mean do you envision a situation where the New York shareholders would have to vote on Deutsche Boerse without having a really good read from the DOJ on their thoughts on a potential merger with you and ICE in addition of a potential merger with Deutsche Boerse, or do you think it’s realistic to expect like shareholders will by the time of a vote with Deutsche Boerse have that information?

<A – Robert Greifeld – Chief Executive Officer>: Well, I think it’s got a separate dimension to it and that was the read on the Deutsche Boerse-Liffe standing with the competition committee. So I think it’s somewhat not fair to ask shareholders on either deal to vote without the clear visibility on either issue is what I would say. And certainly if was a shareholder, I would feel that way. So I would think the timing of the votes at the end of the day have to be timed to where there’s some degree of certainty for the shareholders. It’s not fair to ask the shareholders to vote on something not knowing if the deal can get approved or if the remedies are fundamental for the business model.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Okay. Fair enough. Thanks Bob. And then I guess just for your general counsel if I could. Typically there’s a first stage review, right, that’s about 30 days and then it could progress to a second stage review, is that fair?

<A – Edward Knight – Chief Regulatory Officer, EVP & General Counsel>: Yes.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: And officially, do you know if the DOJ has kind of kicked off the timetable yet?

<A – Edward Knight – Chief Regulatory Officer, EVP & General Counsel>: We intend to be making the filing in the near term.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Near term, okay.

<A – Robert Greifeld – Chief Executive Officer>: The official timing will start when they get our filing.

<A – Edward Knight – Chief Regulatory Officer, EVP & General Counsel>: When they get the documents associated with that filing.

…

<Q – Brian Bedell – International Strategy & Investment, Inc.>: Two questions. So, one, we talked a lot about the acquisition attempt process, maybe if you can just talk about sort of the near-term process ahead of the New York shareholder vote that they’re trying to do by July. To what extent if you’re not able to get the Board to speak with you, to what extent would you do a tender offer, a NASDAQ ICE tender offer for New York shares if you think you have confidence from the New York shareholders ahead of the New York-Deutsche Boerse shareholder vote?

<A – Robert Greifeld – Chief Executive Officer>: Okay. Well, the first thing we’d say and we’re not naïve but we are optimistic that the Board will see in their fiduciary duty to shareholders reasons to engage us in conversation. As we said, we’ve just put something on the table yesterday that we listen hard to what they were saying, we responded to it and we think that should be effective.

Going beyond that by, I’m making the general statement that we’re here to the end of the process. We spoke to next April and I think implicit in those comments, there are some actions that would involve us directly engaging with shareholders. It is not the outcome that we want. It is not the outcome that we expect. As I said, we have great respect for their Board. We want to listen to what they have to say to the extent they have more legitimate instructions, then we’ll listen to that.

<Q – Brian Bedell – International Strategy & Investment, Inc.>: Okay, that’s helpful. And then I guess to the DOJ process versus the process in Europe with Eurex and Liffe. I guess, obviously if you do get DOJ clearance before they do would – and if you’re not talking to the NYX Board, would that stimulate a tender offer? And then I guess the reverse of that, if Eurex and Liffe was cleared but the DOJ hasn’t gotten to their clearance yet, I guess what do you see as the chances for that happening from a regulatory perspective?

<A – Robert Greifeld – Chief Executive Officer>: Well, certainly if we get DOJ approval first and we have not yet been engaged by the Board, we think that would be the ultimate trigger for the Board reach out to us. We are from our point of view, I’m not speaking for the DOJ, confident in terms of the process we have to go through and the way I would characterize it is we have to explain to the DOJ market share and in Europe they have both the market share and a market structure question. And in certain ways the market structure question is more problematic than the market share. So with us having one issue and them having two, we certainly think that we have a clearer path and a more certain path to get approval. And I also think as we get into a remedy discussion, if we get to a remedy discussion, what exists for us today with the SEC oversight would be classical antitrust type remedy solutions. So, we’re already living in that regime.

<Q – Brian Bedell – International Strategy & Investment, Inc.>: And then just on the equities market structure in general, I mean obviously if you are successful with the NYX merger, you have a very clean piece of paper potentially to influence the U.S. equities market structure. What are – how much would you change it in terms of I guess deepening the liquidity pools for the investors, obviously the buy-sides have been frustrated in general and being able to do block trades, what type of things would you do other than just having the different venues running into the same matching engine?

<A – Robert Greifeld – Chief Executive Officer>: Well, you get to the exciting things, once you get to one technology platform and Eric and team have a number of different creative thoughts. But clearly you want to provide some cross venue capability and Reg-NMS stopped the top of the book protection. One of the things you could think about is full book protection across your venue. So you have to make it feel to issuers and to the global marketplace, like this one integrated controlled market. One of the complaints you hear from issuers today or if you go overseas but people want to shy away to the market is they believe it has excessive fragmentation and has a certain fragile nature to it and so you’ve got to take steps to address those real and legitimate concerns.

<Q – Brian Bedell – International Strategy & Investment, Inc.>: And you think you can help resolve the fragmentation issue by combining the matching engine in the back end?

<A – Robert Greifeld – Chief Executive Officer>: Definitely. And even to the extent you’re running multiple venues. What I’m saying, Brian, is you can put in structures that to the issuers and to the outside world, it will look, feel and be under command and control as if it was one central book.

…

<Q – Rob Rutschow – Credit Agricole Securities (USA), Inc.>: Hey, good morning, guys. Thanks for squeezing me in. I guess it’s been suggested to us that a potential concession would be for you to spin off or get rid of the regulation of the listings business. So, I’m just curious if you can kind of help me understand what exactly that would involve. I mean would that be as simple as just letting FINRA determine listing standards and pricing or is there more to it than that?

<A – Robert Greifeld – Chief Executive Officer>: Well, I’ll let Ed – so, I’d say I have not heard that before, Rob, not had talked to anybody. So, you have different sources than I do and they’re not emanating from NASDAQ OMX.

<A – Edward Knight – Chief Regulatory Officer, EVP & General Counsel>: And just to be clear, we believe this transaction not only does not present anti-trust problems, we believe it is very pro-competitive. And we are engaged in the process, giving the Justice Department the facts they need to reach that same conclusion. But the combination of global competition, competition from other segments of the industry, the narrowness of the real competition that exists and the SEC regulation that exists, all lead us to believe that when we complete this transaction not only will there not be antitrust problems but that we will be positioned to compete more effectively globally and deliver more value and innovation to our customers. But we’re in the midst of making those arguments and the key is to deliver the facts that support that. We’re not anywhere near the discussion of remedies.

<Q – Rob Rutschow – Credit Agricole Securities (USA), Inc.>: I guess I’ll try again. Can you – just to help me understand what potential issues are, what exactly does your regulation of the listings business entail and what services does NASDAQ provide versus the same outside?

<A – Edward Knight – Chief Regulatory Officer, EVP & General Counsel>: The nature of the regulation is that any policy or practice involved in the listing of securities must be submitted to the SEC, their review, publication, and approval. That includes all pricing activity in that business and so there is already a very deep pricing regulation in place that allows the public and customers to fully voice any concerns around market power.

<Q – Rob Rutschow – Credit Agricole Securities (USA), Inc.>: Okay. And the SEC has the ability to block changes if they see fit?

<A – Robert Greifeld – Chief Executive Officer>: That’s for sure.

…

Robert Greifeld, Chief Executive Officer

And I thank everybody for their time today. I appreciate the questions and a strong quarter in difficult economic times and we obviously look forward to better economic times and an outstanding quarter. So, thank you.

Operator: Ladies and gentlemen, this does conclude today’s conference. You may all disconnect and have a wonderful day.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.